Exhibit 20

Deere & Company One John Deere Place Moline, IL 61265 USA Phone: 309-765-8000 www.deere.com

NEWS RELEASE — August 17, 2004

Contact:
Ken Golden
Manager, Public Relations
Deere & Company
309-765-5678

DEERE REPORTS 62% INCREASE IN THIRD-QUARTER EARNINGS

•       Quarterly net income reaches $401 million

•       Business-improvement initiatives continuing to make strong impact

•       Equipment markets in farm, construction and forestry sectors showing continued strength

MOLINE, Illinois (August 17, 2004) — Deere & Company today announced worldwide net income of $401.4 million, or $1.58 per share, for the third quarter ended July 31, compared with net income for the same period last year of $247.5 million, or $1.02 per share. For the first nine months, net income was $1.049 billion, or $4.14 per share, versus $572.4 million, or $2.37 per share, last year.

Worldwide net sales and revenues grew 23 percent to $5.418 billion for the third quarter compared with a year ago and increased 27 percent to $14.779 billion for the first nine months. Net sales of the equipment operations were $4.854 billion for the quarter and $13.061 billion for nine months, compared with $3.833 billion and $9.974 billion for the periods last year.

Though strong markets are helping drive Deere’s performance, the company is seeing major benefits from its ongoing business-improvement efforts, noted Robert W. Lane, chairman and chief executive officer. “Our intense focus on asset management, cost control and responsive order fulfillment is helping Deere successfully manage the current high level of demand for our equipment. Through these efforts, we have been able to continue delivering exceptional service to customers, while securing raw materials as needed, and offsetting material-cost pressures to a large extent. As a result, the company is fully participating in the strong market upswing now taking place.”

Summary of Equipment Operations

The company’s equipment divisions generated higher sales for the quarter and year to date due to higher shipments, currency translation and improved price realization. Equipment sales in the U. S. and Canada rose 25 percent for the quarter and 31 percent for the first nine months. Outside the U.S. and Canada, sales increased by 30 percent for both periods (up 24 percent for the quarter and up 18 percent year to date excluding currency translation).

Deere's equipment operations reported operating profit of $532 million for the quarter and $1.456 billion for nine months, compared with $288 million and $669 million last year.  For both periods, the operating-profit increase was primarily due to higher shipments and improved price realization. The increase in operating profit was partially offset by higher expense for employee bonuses, which was driven by strong SVA (Shareholder Value Added) performance in the equipment operations. (For further information on SVA, see the supplemental schedule in Other Financial Information.)

•                    Agricultural Equipment. Division sales increased 34 percent for the quarter and 30 percent for the nine months. The sales increases were mainly due to higher shipments, reflecting strong retail demand, the impact of currency translation and improved price realization. Division operating profit was $290 million for the quarter and $805 million for nine months, compared with $125 million and $321 million last year. The operating-profit improvements for both periods were primarily driven by higher worldwide sales, efficiencies related to stronger production volumes, and improved price realization, partially offset by a higher provision for performance bonuses.

•                    Commercial & Consumer Equipment.  Division sales were up 3 percent for the quarter and 17 percent for nine months. Operating profit was $87 million for the quarter and $258 million for the year to date versus $104 million and $237 million last year. Operating profit for the third quarter was lower primarily because of a higher performance-bonus provision, related to overall enterprise profitability, as well as increased component costs. Nine-month operating profit improved primarily due to higher sales and production volumes, partially offset by an increase in the performance-bonus provision, higher costs for freight, and higher expenses for component purchases related to the impact of a weaker U.S. dollar.

•                    Construction & Forestry.  Division sales rose 40 percent for the quarter and 51 percent year to date reflecting strong activity at the retail level. Operating profit improved to $155 million for the quarter and $393 million for nine months, compared with $59 million and $111 million last year. The increases were mainly a result of higher sales, efficiencies related to stronger production volumes, and improved price realization, partially offset by a higher performance-bonus provision. Nine-month results included a $30 million pretax gain from the sale of an equipment-rental company.

The company’s aggressive asset-management efforts continue to yield strong results.  Despite the 31 percent increase in year-to-date sales, trade receivables and inventories showed an increase of only 7 percent versus last year excluding the impact of currency translation and the Nortrax consolidation, earlier in the fiscal year. Trade receivables at the end of the quarter were $3.558 billion, or 22 percent of previous 12-month sales, compared with $3.355 billion a year ago, which was equal to 26 percent of sales. Inventories were $2.218 billion, representing 17 percent of the prior 12-month cost of sales, versus $1.711 billion a year ago, or 16 percent of cost of sales.

Summary of Financial Services Operations

•                    Credit. Credit operations generated net income of $73.8 million for the quarter and $223.1 million for nine months, compared with $85.5 million and $227.3 million, respectively, last year. The lower results for the quarter were primarily due to lower gains on retail-note sales and an increase in administrative costs, partly related to a higher provision for performance bonuses in connection with overall-company profitability. Partially offsetting these factors was a lower provision for credit losses, reflecting solid portfolio quality. Year-to-date net income was lower, mainly due to higher administrative costs, partially offset by a lower provision for credit losses.

•                    Health Care. Deere’s health-care business reported net income of $5.2 million for the quarter and a net loss of $2.1 million year to date. This is in comparison with net income of $5.7 million and $13.5 million for the same periods last year. The loss for nine months was primarily attributable to higher medical-claims costs.

Market Conditions & Outlook

As a result of the factors and conditions outlined below, company equipment sales for 2004 are expected to increase around 32 percent with net income forecast around $1.3 billion. Fourth-quarter sales are currently forecast to be up approximately 35 percent in comparison with the same period last year. Production levels are expected to increase about 25 percent for the quarter. Although Deere continues to see higher costs for steel and other raw materials, aggressive cost management is expected to offset the biggest part of the increase for the year.

•                    Agricultural Equipment. U.S. farm-cash receipts are forecast to reach a record level for the year and to remain strong in 2005. On this basis, Deere continues to expect industry retail sales in the U.S. and Canada to be up 15 to 20 percent for fiscal 2004. In Western Europe, industry retail sales are expected to be flat to down 5 percent due to weakness in farm income. South American industry sales are forecast to be up 5 to 10 percent with benefit from higher sales in Brazil plus a strong sales improvement in other nations of the region. On a worldwide basis, sales of John Deere agricultural equipment are now forecast to be up about 32 percent for the year, with an increase of roughly 27 percent excluding the effect of changes in currency.

•                    Commercial & Consumer Equipment. Although sales to date have lagged in the important riding lawn-equipment segment, division sales are expected to continue benefiting from the success of new commercial products. C&CE sales are now forecast to be up around 15 percent for the year. In line with the reduced outlook, fourth-quarter production schedules for riding lawn equipment have been reduced.

•                    Construction & Forestry. Retail activity continues to be robust as a result of fleet replenishment by construction and forestry contractors and rental operations. As a result, Deere’s overall construction and forestry sales are expected to increase about 50 percent for the year, and to be up approximately 42 percent excluding the impact of consolidating Nortrax.

•                    Financial Services. Although Deere’s credit operations are expected to benefit from further growth in the loan portfolio, net income for 2004 is forecast to be down slightly as a result of lower gains on receivable sales. The credit division is expected to report net income of about $300 million for the year. In health-care operations, Deere expects net income of about breakeven for the full-year period.

Beyond the beneficial impact of stronger markets and internal initiatives, a positive response to John Deere’s innovative product lineup is also contributing to company performance. “We’re continuing to have great success earning our customers’ business and expanding our presence in geographic regions across the globe,” said Deere CEO Lane. “We’re confident our efforts to build a better business – while keeping an unequaled focus on product development and customer service — will produce strong results for customers and investors alike well into the future.”

###

John Deere Capital Corporation

The following is disclosed on behalf of the company's credit subsidiary, John Deere Capital Corporation (JDCC), in connection with the disclosure requirements applicable to its periodic issuance of debt securities in the public market.

JDCC's net income was $64.7 million for the quarter and $201.4 million for the year to date, compared with net income of $79.8 million and $209.6 million last year.  The lower results for the quarter were primarily due to lower gains on retail-note sales and an increase in administrative costs, partly related to a higher provision for performance bonuses in connection with overall-company profitability. Partially offsetting these factors was a lower provision for credit losses, reflecting solid portfolio quality. Year-to-date net income was lower, mainly due to higher administrative costs, partially offset by a lower provision for credit losses.

Net receivables and leases financed by JDCC were $12.734 billion at July 31, 2004, compared with $11.971 billion one year ago. Net receivables and leases administered, which include receivables previously sold, totaled $15.843 billion at July 31, 2004, compared with $14.750 billion one year ago.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

Forward-looking statements involve certain factors that are subject to change, including for the company's agricultural equipment segment the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, prices realized for commodities and livestock, crop production expenses (most notably fuel and fertilizer costs), weather and soil conditions, real estate values, available acreage for farming, the level, complexity and distribution of government farm programs, international reaction to such programs, animal diseases (including further outbreaks of "mad cow," "foot-and-mouth" and “avian flu” diseases), crop pests, harvest yields, availability of rail transport for crops and the level of farm product exports (including concerns about genetically modified organisms). The outlook for harvest prices and the size and condition of the crop especially affect retail sales of agricultural equipment in the fall.

Factors affecting the outlook for the company's commercial and consumer equipment segment include general economic conditions in the U.S., consumer confidence, consumer borrowing patterns and weather conditions.  An important assumption is continued consumer acceptance of the company's new products, including the new 100-series lawn tractors and an expanded utility-vehicle line.

The number of housing starts and interest rates are especially important to sales of the company's construction equipment.  The levels of public and non-residential construction also impact the results of the company’s construction and forestry segment.  Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses and its reported results are affected by general economic conditions in and the political stability of the global markets in which the company operates; production and technological difficulties, including capacity and supply constraints and prices (including supply commodities such as steel and rubber); oil and energy prices and supplies;  the availability and cost of freight;  monetary and fiscal policies of various countries; wars and other international conflicts and the threat thereof; actions by the U.S. Federal Reserve Board and other central banks; actions by the U.S. Securities and Exchange Commission; actions by environmental regulatory agencies, including those related to engine emissions and the risk of global warming; actions by other regulatory bodies; actions by rating agencies; capital market disruptions; investor sentiment; inflation and deflation rates; interest rate levels and foreign currency exchange rates; customer borrowing and repayment practices, and the number of customer loan delinquencies and defaults; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices, especially as to levels of new and used field inventories; labor relations; changes to accounting standards; the effects of terrorism and the response thereto; and legislation affecting the sectors in which the company operates.  Company results are also affected by significant changes in health care costs and in market values of investment assets, which impact postretirement benefit costs.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, however, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise.  Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in the company's most recent annual report on Form 10-K and other filings with the Securities and Exchange Commission.

Third Quarter 2004 Press Release

(millions of dollars and shares except per share amounts)

	Three Months Ended July 31				Nine Months Ended July 31
	2004	2003		% Change	2004	2003		% Change
Net sales and revenues:
Agricultural equipment net sales	$2,641	$1,964	***	+34	$7,053	$5,422	***	+30
Commercial and consumer equipment net sales	1,109	1,081		+3	2,997	2,555		+17
Construction and forestry net sales	1,104	788		+40	3,011	1,997		+51
Total net sales *	4,854	3,833		+27	13,061	9,974		+31
Credit revenues	306	355		-14	946	1,007		-6
Other revenues	258	214		+21	772	614		+26
Total net sales and revenues *	$5,418	$4,402		+23	$14,779	$11,595		+27

Operating profit (loss): **
Agricultural equipment	$290	$125	***	+132	$805	$321	***	+151
Commercial and consumer equipment	87	104		-16	258	237		+9
Construction and forestry	155	59		+163	393	111		+254
Credit	112	132		-15	340	350		-3
Other	9	9	***		(4)	22	***
Total operating profit *	653	429		+52	1,792	1,041		+72
Interest, corporate expenses and income taxes	(252)	(181)		+39	(743)	(469)		+58
Net income	$401	$248		+62	$1,049	$572		+83

Per Share:
Net income — basic	$1.61	$1.03		+56	$4.25	$2.39		+78
Net income — diluted	$1.58	$1.02		+55	$4.14	$2.37		+75

*	Includes equipment operations outside the U.S. and Canada as follows:

Net sales	$1,466	$1,132	+30	$3,931	$3,029	+30
Operating profit	$158	$93	+70	$493	$289	+71

The company views its operations as consisting of two geographic areas, the “U.S. and Canada”, and “outside the U.S. and Canada”.

**

Operating profit is income before external interest expense, certain foreign exchange gains or losses, income taxes and corporate expenses.  However, operating profit of the credit segment includes the effect of interest expense and foreign exchange gains or losses.

***

Beginning in fiscal 2004, the special technologies group’s segment results were transferred from the other operations to the agricultural equipment operations due to changes in internal reporting.  The other operations now represent the health care operations only.  The 2003 third-quarter and first nine-months results of these operations were restated for net sales of $9 million and $30 million and operating losses of $2 million and $8 million, respectively, related to the special technologies group.  This had no effect on the total net sales and operating profit.

	July 31, 2004	October 31, 2003	July 31, 2003
Consolidated:
Trade accounts and notes receivable — net	$3,558	$2,619	$3,355
Inventories	$2,218	$1,366	$1,711

Average shares outstanding — basic	247.2	240.2	239.4
Average shares outstanding — diluted	253.5	243.3	241.8

DEERE & COMPANY STATEMENT OF CONSOLIDATED INCOME For the Three Months Ended July 31, 2004 and 2003 (In millions of dollars except per share amounts) Unaudited
	2004	2003
Net Sales and Revenues
Net sales	$4,853.6	$3,833.0
Finance and interest income	292.1	328.6
Health care premiums and fees	194.6	173.6
Other income	78.1	66.4
Total	5,418.4	4,401.6

Costs and Expenses
Cost of sales	3,756.2	3,065.1
Research and development expenses	150.1	143.3
Selling, administrative and general expenses	540.2	447.8
Interest expense	144.1	162.4
Health care claims and costs	159.2	139.2
Other operating expenses	84.1	73.5
Total	4,833.9	4,031.3

Income of Consolidated Group
Before Income Taxes	584.5	370.3
Provision for income taxes	187.0	126.7
Income of Consolidated Group	397.5	243.6

Equity in Income of Unconsolidated Affiliates
Credit	.1
Other	3.8	3.9
Total	3.9	3.9

Net Income	$401.4	$247.5

Per Share:
Net income — basic	$1.61	$1.03
Net income — diluted	$1.58	$1.02

See Notes to Interim Financial Statements.

DEERE & COMPANY STATEMENT OF CONSOLIDATED INCOME For the Nine Months Ended July 31, 2004 and 2003 (In millions of dollars except per share amounts) Unaudited
	2004	2003
Net Sales and Revenues
Net sales	$13,061.2	$9,974.1
Finance and interest income	880.9	957.4
Health care premiums and fees	570.2	490.7
Other income	266.9	173.0
Total	14,779.2	11,595.2

Costs and Expenses
Cost of sales	10,034.0	7,977.8
Research and development expenses	439.0	405.1
Selling, administrative and general expenses	1,541.6	1,230.5
Interest expense	442.6	474.9
Health care claims and costs	490.5	395.5
Other operating expenses	243.0	237.4
Total	13,190.7	10,721.2

Income of Consolidated Group
Before Income Taxes	1,588.5	874.0
Provision for income taxes	542.2	304.6
Income of Consolidated Group	1,046.3	569.4

Equity in Income of Unconsolidated Affiliates
Credit	.4	.2
Other	2.7	2.8
Total	3.1	3.0

Net Income	$1,049.4	$572.4

Per Share:
Net income — basic	$4.25	$2.39
Net income — diluted	$4.14	$2.37

See Notes to Interim Financial Statements.

DEERE & COMPANY CONDENSED CONSOLIDATED BALANCE SHEET (In millions of dollars) Unaudited
	July 31	October 31	July 31
	2004	2003	2003
Assets
Cash and cash equivalents	$3,336.4	$4,384.5	$3,757.2
Marketable securities	251.6	231.8	232.7
Receivables from unconsolidated affiliates	36.2	303.2	333.4
Trade accounts and notes receivable — net	3,557.7	2,619.3	3,355.3
Financing receivables — net	10,376.3	9,974.2	9,522.0
Other receivables	420.1	428.3	333.5
Equipment on operating leases — net	1,229.0	1,381.9	1,384.3
Inventories	2,218.2	1,366.1	1,710.5
Property and equipment — net	2,051.7	2,075.6	2,021.7
Investments in unconsolidated affiliates	112.6	195.5	181.6
Goodwill	933.7	872.1	859.7
Other intangible assets — net	255.0	252.9	90.0
Prepaid pension costs	63.2	62.6	57.1
Other assets	506.5	534.3	576.4
Deferred income taxes	1,287.4	1,476.1	1,479.7
Deferred charges	103.3	99.6	102.7
Total Assets	$26,738.9	$26,258.0	$25,997.8

Liabilities and Stockholders’ Equity
Short-term borrowings	$3,567.9	$4,347.2	$4,403.0
Payables to unconsolidated affiliates	181.2	87.8	100.5
Accounts payable and accrued expenses	3,761.0	3,105.5	3,169.6
Health care claims and reserves	132.6	94.1	111.8
Accrued taxes	199.8	226.5	228.3
Deferred income taxes	31.8	30.7	29.0
Long-term borrowings	10,678.3	10,404.2	10,544.8
Retirement benefit accruals and other liabilities	3,169.7	3,959.9	3,618.6
Total liabilities	21,722.3	22,255.9	22,205.6
Stockholders’ equity	5,016.6	4,002.1	3,792.2
Total Liabilities and Stockholders’ Equity	$26,738.9	$26,258.0	$25,997.8

See Notes to Interim Financial Statements.

DEERE & COMPANY CONDENSED STATEMENT OF CONSOLIDATED CASH FLOWS For the Nine Months Ended July 31, 2004 and 2003 (In millions of dollars) Unaudited
	2004	2003
Cash Flows from Operating Activities
Net income	$1,049.4	$572.4
Adjustments to reconcile net income to net cash provided by operating activities:	(885.7)	(377.4)
Net cash provided by operating activities	163.7	195.0

Cash Flows from Investing Activities
Collections of receivables	7,752.9	6,472.8
Proceeds from sales of financing receivables	1,932.6	1,542.9
Proceeds from maturities and sales of marketable securities	41.0	46.4
Proceeds from sales of equipment on operating leases	340.3	398.6
Proceeds from sales of businesses	80.2	22.5
Cost of receivables acquired	(10,081.4)	(8,199.0)
Purchases of marketable securities	(63.5)	(88.6)
Purchases of property and equipment	(214.9)	(185.4)
Cost of operating leases acquired	(370.9)	(333.6)
Acquisitions of businesses, net of cash acquired	(168.4)	(10.6)
Increase in receivables with unconsolidated affiliates	(14.9)	(25.7)
Other	35.5	(7.9)
Net cash used for investing activities	(731.5)	(367.6)

Cash Flows from Financing Activities
Increase (decrease) in short-term borrowings	(432.3)	503.8
Proceeds from long-term borrowings	1,535.6	2,857.2
Principal payments on long-term borrowings	(1,568.3)	(2,171.9)
Proceeds from issuance of common stock	245.1	41.5
Repurchases of common stock	(100.3)	(.4)
Dividends paid	(177.0)	(157.8)
Other	(.8)	(1.4)
Net cash provided by (used for) financing activities	(498.0)	1,071.0

Effect of Exchange Rate Changes on Cash	17.7	43.9

Net Increase (Decrease) in Cash and Cash Equivalents	(1,048.1)	942.3
Cash and Cash Equivalents at Beginning of Period	4,384.5	2,814.9
Cash and Cash Equivalents at End of Period	$3,336.4	$3,757.2

See Notes to Interim Financial Statements.

Notes to Interim Financial Statements (Unaudited)

(1)           Dividends declared and paid on a per share basis were as follows:

	Three Months Ended		Nine Months Ended
	July 31		July 31
	2004	2003	2004		2003

Dividends declared	$.28	$.22	$.78		$.66
Dividends paid	$.28	$.22	$.50	*	$.66

*   The dividend of $.28 per share declared in the third quarter of 2004 had a payment date of August 2, 2004.

(2)           The calculation of basic net income per share is based on the average number of shares outstanding.  During the nine months ended July 31, 2004 and 2003, the average shares outstanding were 247.2 million and 239.4 million, respectively.  The calculation of diluted net income per share recognizes primarily the dilutive effect of the assumed exercise of stock options.  The average potential shares outstanding on a diluted basis during the nine months ended July 31, 2004 and 2003 were 253.5 million and 241.8 million, respectively.

(3)           Comprehensive income, which includes all changes in the Company’s equity during the period except transactions with stockholders, was as follows in millions of dollars:

	Three Months Ended July 31		Nine Months Ended July 31
	2004	2003	2004	2003

Net income	$401.4	$247.5	$1,049.4	$572.4

Other comprehensive income (loss), net of tax:

Change in cumulative translation adjustment	8.8	46.3	(4.0)	163.2

Unrealized gain (loss) on investments	.5	(6.6)	(2.2)

Unrealized gain on derivatives	4.5	5.8	13.8	7.2

Comprehensive income	$415.2	$293.0	$1,057.0	$742.8

(4)           The consolidated financial statements represent the consolidation of all Deere & Company’s subsidiaries.  In the supplemental consolidating data in Note 5 to the financial statements, "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) include the Company's agricultural equipment, commercial and consumer equipment and construction and forestry operations, with Financial Services reflected on the equity basis.  The supplemental consolidating "Financial Services" data in Note 5 include Deere & Company's credit and health care operations.

(5) SUPPLEMENTAL CONSOLIDATING DATA STATEMENT OF INCOME For the Three Months Ended July 31, 2004 and 2003 (In millions of dollars) Unaudited
	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES
	2004	2003	2004	2003
Net Sales and Revenues
Net sales	$4,853.6	$3,833.0
Finance and interest income	20.5	19.4	$337.9	$370.2
Health care premiums and fees			200.4	178.2
Other income	56.0	32.8	33.1	43.5
Total	4,930.1	3,885.2	571.4	591.9

Costs and Expenses
Cost of sales	3,760.9	3,068.8
Research and development expenses	150.1	143.3
Selling, administrative and general expenses	418.7	327.6	123.5	122.0
Interest expense	51.1	55.0	102.5	113.7
Interest compensation to Financial Services	56.7	54.7
Health care claims and costs			159.2	139.2
Other operating expenses	29.1	7.0	65.2	75.5
Total	4,466.6	3,656.4	450.4	450.4

Income of Consolidated Group Before Income Taxes	463.5	228.8	121.0	141.5
Provision for income taxes	145.0	76.3	42.1	50.4
Income of Consolidated Group	318.5	152.5	78.9	91.1

Equity in Income of Unconsolidated Subsidiaries and Affiliates
Credit	73.8	85.5	.1
Other	9.1	9.5		.1
Total	82.9	95.0	.1	.1

Net Income	$401.4	$247.5	$79.0	$91.2

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued) STATEMENT OF INCOME For the Nine Months Ended July 31, 2004 and 2003 (In millions of dollars) Unaudited
	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES
	2004	2003	2004	2003
Net Sales and Revenues
Net sales	$13,061.2	$9,974.1
Finance and interest income	57.0	56.9	$1,004.9	$1,070.2
Health care premiums and fees			584.2	504.7
Other income	179.2	103.3	119.6	103.4
Total	13,297.4	10,134.3	1,708.7	1,678.3

Costs and Expenses
Cost of sales	10,045.1	7,988.9
Research and development expenses	439.0	405.1
Selling, administrative and general expenses	1,179.0	892.1	368.1	343.5
Interest expense	157.0	163.0	310.6	331.9
Interest Compensation to Financial Services	156.1	149.6
Health care claims and costs			490.5	395.5
Other operating expenses	68.6	33.3	203.6	235.8
Total	12,044.8	9,632.0	1,372.8	1,306.7

Income of Consolidated Group Before Income Taxes	1,252.6	502.3	335.9	371.6
Provision for income taxes	426.9	173.3	115.3	131.1
Income of Consolidated Group	825.7	329.0	220.6	240.5

Equity in Income of Unconsolidated Subsidiaries and Affiliates
Credit	223.1	227.3	.4	.2
Other	.6	16.1		.1
Total	223.7	243.4	.4	.3

Net Income	$1,049.4	$572.4	$221.0	$240.8

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued) CONDENSED BALANCE SHEET (In millions of dollars) Unaudited
	EQUIPMENT OPERATIONS *			FINANCIAL SERVICES
	July 31 2004	October 31 2003	July 31 2003	July 31 2004	October 31 2003	July 31 2003
Assets
Cash and cash equivalents	$3,057.0	$4,009.3	$3,372.5	$279.4	$375.2	$384.6
Cash equivalents deposited with unconsolidated subsidiaries		278.1	203.5
Cash and cash equivalents	3,057.0	4,287.4	3,576.0	279.4	375.2	384.6
Marketable securities				251.6	231.8	232.7
Receivables from unconsolidated subsidiaries and affiliates	1,076.7	178.8	253.0		274.3	300.3
Trade accounts and notes receivable — net	911.1	646.1	891.2	3,048.3	2,279.1	2,864.6
Financing receivables — net	44.2	63.5	26.3	10,332.1	9,910.7	9,495.7
Other receivables	250.1	236.6	145.3	170.0	191.7	188.3
Equipment on operating leases — net	9.9	11.9	12.5	1,219.1	1,369.9	1,371.8
Inventories	2,218.2	1,366.1	1,710.5
Property and equipment — net	2,007.6	2,042.9	1,988.1	44.2	32.7	33.7
Investments in unconsolidated subsidiaries and affiliates	2,462.8	2,431.2	2,416.2	3.4	3.8	3.5
Goodwill	933.7	871.9	859.6		.2	.2
Other intangible assets — net	254.9	252.6	89.6	.1	.2	.3
Prepaid pension costs	62.6	62.0	57.1	.6	.6
Other assets	214.7	195.0	202.5	291.9	339.4	373.9
Deferred income taxes	1,388.8	1,590.8	1,565.0	4.5	3.2	1.4
Deferred charges	80.4	78.4	81.5	24.1	22.1	22.8
Total Assets	$14,972.7	$14,315.2	$13,874.4	$15,669.3	$15,034.9	$15,273.8

Liabilities and Stockholders’ Equity
Short-term borrowings	$263.7	$577.0	$580.5	$3,304.2	$3,770.2	$3,822.5
Payables to unconsolidated subsidiaries and affiliates	181.3	96.7	111.5	1,040.4	419.4	412.5
Accounts payable and accrued expenses	3,482.6	2,771.5	2,867.5	681.4	640.7	704.3
Health care claims and reserves				132.6	94.1	111.8
Accrued taxes	182.8	209.9	194.4	17.0	16.6	34.0
Deferred income taxes	5.7	11.5	11.4	132.1	137.2	104.3
Long-term borrowings	2,723.7	2,727.5	2,740.0	7,954.5	7,676.7	7,804.7
Retirement benefit accruals and other liabilities	3,116.3	3,919.0	3,576.9	53.4	40.8	41.7
Total liabilities	9,956.1	10,313.1	10,082.2	13,315.6	12,795.7	13,035.8
Stockholders’ equity	5,016.6	4,002.1	3,792.2	2,353.7	2,239.2	2,238.0
Total Liabilities and Stockholders’ Equity	$14,972.7	$14,315.2	$13,874.4	$15,669.3	$15,034.9	$15,273.8

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued) CONDENSED STATEMENT OF CASH FLOWS For the Nine Months Ended July 31, 2004 and 2003 (In millions of dollars) Unaudited
	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES
	2004	2003	2004	2003
Cash Flows from Operating Activities
Net income	$1,049.4	$572.4	$221.0	$240.8
Adjustments to reconcile net income to net cash provided by operating activities	(530.6)	(77.4)	289.5	310.7
Net cash provided by operating activities	518.8	495.0	510.5	551.5

Cash Flows from Investing Activities
Collections of receivables	34.1	45.2	17,557.9	13,644.9
Proceeds from sales of financing receivables			1,932.6	1,542.9
Proceeds from maturities and sales of marketable securities			41.0	46.4
Proceeds from sales of equipment on operating leases	.3	.1	340.0	398.6
Proceeds from sales of businesses	80.0	22.5	.1
Cost of receivables acquired	(.2)	(8.0)	(20,673.1)	(16,123.3)
Purchases of marketable securities			(63.5)	(88.6)
Purchases of property and equipment	(197.7)	(181.0)	(17.1)	(4.3)
Cost of operating leases acquired		(2.8)	(370.9)	(330.9)
Acquisitions of businesses, net of cash acquired	(168.4)	(10.6)
Decrease (increase) in receivables with unconsolidated affiliates			274.3	(40.4)
Other	25.0	4.1	10.6	(10.0)
Net cash used for investing activities	(226.9)	(130.5)	(968.1)	(964.7)

Cash Flows from Financing Activities
Increase (decrease) in short-term borrowings	(56.4)	(113.4)	(375.9)	617.2
Change in intercompany receivables/payables	(1,182.6)	(13.1)	620.2	(574.3)
Proceeds from long-term borrowings	2.6	7.4	1,533.0	2,849.7
Principal payments on long-term borrowings	(263.9)	(12.5)	(1,304.4)	(2,159.3)
Proceeds from issuance of common stock	245.1	41.5
Repurchases of common stock	(100.3)	(.4)
Dividends paid	(177.0)	(157.8)	(117.7)	(123.7)
Other	(.9)	(1.4)
Net cash provided by (used for) financing activities	(1,533.4)	(249.7)	355.2	609.6

Effect of Exchange Rate Changes on Cash	11.1	31.9	6.6	11.9

Net Increase (Decrease) in Cash and Cash Equivalents	(1,230.4)	146.7	(95.8)	208.3
Cash and Cash Equivalents at Beginning of Period	4,287.4	3,429.3	375.2	176.3
Cash and Cash Equivalents at End of Period	$3,057.0	$3,576.0	$279.4	$384.6

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes.  Transactions between the “Equipment Operations” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.